December 3, 2024

Robert Verostek
Executive Vice President and Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg SC, 29319-0001

       Re: Denny's Corporation
           Form 10-K for the Fiscal Year Ended December 27, 2023
           File No. 000-18051
Dear Robert Verostek:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Jay Gilmore